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                                                                     EXHIBIT 4.7


                            CERTIFICATE OF CORRECTION
                                     TO THE
                           CERTIFICATE OF DESIGNATION
                                       OF
                         AMERICAN RESTAURANT GROUP, INC.

                    -----------------------------------------

                    Pursuant to Section 103(f) of the General
                    Corporation Law of the State of Delaware

                    -----------------------------------------


      American Restaurant Group, Inc. (the "Company"), does hereby certify as follows:

      FIRST: On February 24, 1998, the Company filed with the Secretary of State of Delaware a Certificate of Designation of the 12% Series A Senior Pay-In-Kind Exchangeable Preferred Stock and the 12% Series B Senior Pay-In-Kind Exchangeable Preferred Stock (the "Certificate of Designation").

      SECOND: The inaccuracies contained in the Certificate of Designation are as follows: Paragraph (a) of Section 2 incorrectly specified the date on which dividends commence to accrue in two locations. Section 12 omitted language required to accurately define the term "Exchange Indenture." Accordingly, the text of Paragraph (a) of Section 2 should be corrected to read in its entirety as follows:

      SECTION 2. Dividends. (a) Beginning on February 24, 1998, holders of the outstanding shares of Senior Exchangeable Preferred Stock (the "Holders") will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on the Senior Exchangeable Preferred Stock at an annual rate of 12% of the Liquidation Preference per share, subject to increase as provided below (the "Dividend Rate"). All dividends will be cumulative and

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accrue daily, whether or not earned or declared, and will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 1998, to Holders of record on the February 1 and August 1 immediately preceding the relevant Dividend Payment Date. The Company may, at its option, pay dividends in cash or in additional fully paid and non-assessable shares of Senior Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that if the Company pays dividends in additional shares of Senior Exchangeable Preferred Stock, Holders of Series A Senior Preferred Stock shall be paid in additional shares of Series A Senior Preferred Stock and Holders of Series B Senior Preferred Stock shall be paid in additional shares of Series B Senior Preferred Stock. Dividends on the Series B Senior Preferred Stock will accrue from the last dividend payment date on which dividends were paid on the Series A Senior Preferred Stock surrendered for exchange therefor or, if no dividends had been paid on the Series A Senior Preferred Stock, from February 24, 1998. Dividends shall cease to accrue in respect of the shares of Senior Exchangeable Preferred Stock on the Exchange Date or on the Redemption Date unless the Company shall have failed, as applicable, to issue the appropriate aggregate principal amount of Exchange Debentures in respect of the Senior Exchangeable Preferred Stock on the Exchange Date or shall have failed to pay the relevant redemption price on the Redemption Date. For all purposes hereunder, the Dividend Rate shall be automatically increased in the following events: (i) if at the end of any fiscal quarter of the Company, the Maintenance Test Ratio exceeds the Maximum Test Ratio (each as defined in Section 8(e) hereof) for that fiscal quarter, then for the period during the immediately succeeding quarter, the Dividend Rate shall be 13.5% for the first two quarters for which the Maximum Test Ratio is exceeded (whether or not such fiscal quarters are consecutive) and 15% for any other quarter thereafter for which the Maximum Test Ratio is exceeded or (ii) if a Voting Rights Triggering Event (other than a Voting


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Rights Triggering Event occurring solely because of the breach of the
Maintenance Test Ratio set forth in Section 8(e) hereof) occurs, then the Dividend Rate shall be 15% for the period during which the voting rights relating to such Voting Rights Triggering Event continue in accordance with the provisions of Section 5(b) hereof.

      AND FURTHER, the definition of the term "Exchange Indenture" in Section 12 should be corrected to read in its entirety as follows:

      "Exchange Indenture" means the Indenture, relating to the Exchange Debentures, to be entered into among the Company and the Debenture Trustee thereunder, substantially on the terms set forth in the "Description of Exchange Debentures" set forth in the Offering Circular.

      THIRD: This Certificate of Correction has been prepared in accordance with the provisions of Section 103(f) of the General Company Law of the State of Delaware.

      IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to the Certificate of Designation to be executed in its corporate name this 25th day of February, 1998.

                                        AMERICAN RESTAURANT GROUP, INC.



                                        By: /s/ WILLIAM J. McCAFFREY, JR.
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                                            Name:   William J. McCaffrey, Jr.
                                            Title:  Vice President and Chief
                                                    Financial Officer


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